Exhibit (a)(21)

IN THE CIRCUIT COURT FOR THE EIGHTEENTH JUDICIAL CIRCUIT

DU PAGE COUNTY, ILLINOIS – CHANCERY DIVISION

MARTHA ANN STEGAR, individually and on behalf of all others similarly situated,	) )
)
Plaintiff,	)
	)	CASE NO.:
v.	)
)
ALAN D. FELDMAN, ROBERT R.	)	JURY TRIAL DEMANDED
SCHOEBERL, THOMAS L. BINDLEY,	)
ARCHIE R. DYKES, JAROBIN GILBERT	)
JR., DIANE L. ROUTSON, MIDAS, INC.,	)
TBC CORPORATION, and GEARSHIFT	)
MERGER CORP.	)
)
Defendants.	)

CLASS ACTION COMPLAINT

Plaintiff, Martha Ann Stegar, individually and on behalf of all others similarly situated (“Plaintiff’), by her attorneys, alleges upon information and belief, except for her own acts, which are alleged on personal knowledge, as follows:

SUMMARY OF ACTION

1. Plaintiff brings this class action on behalf of the public stockholders of Midas, Inc. (“Midas” or the “Company”) against Midas’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to TBC Corporation (“TBC”) by means of an unfair process and for an unfair price.

2. On March 13, 2012, Midas and TBC announced a definitive agreement under which TBC, through its wholly owned subsidiary Gearshift Merger Corp. (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of Midas for $11.50 per share in cash (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $310 million. The Board has breached their fiduciary duties by agreeing to the Proposed Transaction for grossly inadequate consideration. As described in more detail below, given Midas’s recent strong performance as well its future growth prospects, the consideration shareholders are to receive is inadequate and undervalues the Company.

3. The Individual Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated March 12, 2012 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirors or even in continuing discussions and negotiations with potential acquirors; and (ii) a provision that requires the Company to pay TBC a termination fee of $5.59 million in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Midas.

4. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and Midas and TBC have aided and abetted such breaches by Midas’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

JURISDICTION AND VENUE

5. This Court has jurisdiction over defendants and the subject matter of this action because defendants transact business within this State and the class action claims against the Individual Defendants for breach of their fiduciary obligations owed to the shareholders are governed exclusively by state law. In addition, Midas maintains its principal place of business in the State of Illinois.

6. Venue is proper pursuant to 735 ILCS 5/2-201 (1) and (2) as one or more Defendants is a resident of DuPage County and the complained of transactions, or some part thereof, occurred in DuPage County.

PARTIES

7. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Midas.

8. Midas is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 1300 Arlington Heights Road, Itasca, Illinois 60143. Midas is one of the world’s largest providers of automotive service, offering brake, maintenance, tires, exhaust, steering and suspension services at more than 2,250 franchised, licensed and company-owned Midas shops in 14 countries, including nearly 1,500 in the United States and Canada. Midas also owns the SpeeDee Oil Change business, with 161 auto service centers in the United States and Mexico.

9. Defendant Alan D. Feldman (“Feldman”) has been the Chairman, President, Chief Executive Officer, and a director of the Company since 2003.

10. Defendant Robert R. Schoeberl (“Schoeberl”) has been a director of the Company since 1998.

11. Defendant Thomas L. Bindley (“Bindley”) has been a director of the Company since 1998.

12. Defendant Archie R. Dykes (“Dykes”) has been a director of the Company since 1998.

13. Defendant Jarobin Gilbert Jr. (“Gilbert”) has been a director of the Company since 1998.

14. Defendant Diane L. Routson (“Routson”) has been a director of the Company since 2003.

15. Defendants referenced in 9 through 14 are collectively referred to as Individual Defendants and/or the Board.

16. Defendant TBC is a Delaware corporation with its headquarters located at 7111 Fairway Drive, Suite 201, Palm Beach Gardens, Florida. TBC is one of the nation’s largest marketers of automotive replacement tires. TBC is a wholesale supplier to independent regional tire retailers and distributors throughout the U.S., Canada and Mexico. TBC’s Retail Group operates more than 1200 franchised and company-owned tire and automotive service centers. TBC is owned by Sumitomo Corporation of America, which is the largest subsidiary of Sumitomo Corporation, one of Japan’s major integrated trading and investment business enterprises.

17. Defendant Gearshift Merger Corp. is a Delaware corporation wholly owned by TBC that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

18. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Midas and owe them, as well as the Company, a duty of care, loyalty, good faith, candor, and independence.

19. Under Delaware law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

20. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

21. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to plaintiff and other public shareholders of Midas.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Midas common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

23. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of March 16, 2012, Midas has approximately 14.4 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)	Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)	Have the Individual Defendants breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(iv)	Have the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(v)	Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

(vi)	Have Midas, TBC, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(vii)	Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.

(d) Plaintiff’s claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(h) Plaintiff anticipates that there will be no difficulty in the management of this litigation, A class action is superior to other available methods for the fair and efficient adjudication of this controversy

FURTHER SUBSTANTIVE ALLEGATIONS

24. Midas has been in the business of selling automotive repair franchises since 1956. Through March of 2008, the Company’s sole franchise concept was Midas auto repair centers. In April of 2008, MDS acquired the SpeeDee Oil Change and Tune-up franchise system and now sells Midas, SpeeDee and Midas-SpeeDee co-branded franchises.

25. Midas is one of the world’s largest providers of automotive service, offering brake, maintenance, tires, exhaust, steering and suspension services at more than 2,250 franchised, licensed and company-owned Midas shops in 14 countries, including nearly 1,500 in the United States and Canada. Midas also owns the SpeeDee Oil Change business, with 161 auto service centers in the United States and Mexico. The Midas network of franchised and company-operated shops is one of the largest and most recognized providers of automotive repair and maintenance services in North America.

26. On August 3, 2011, the Company issued a press release announcing its financial results for its second quarter of 2011, which ended July 2, 2011. The Company reported net earnings of $2.1 million and diluted earnings per share of $0.15. In the press release, defendant Feldman commented on the Company’s recent positive trends, stating “[t]he positive trend in retail sales continues as comparable shop sales at Midas shops in the United States were up by 2.2 percent, the seventh consecutive quarter of increases.” Defendant Feldman also commented on the Company’s outlook, stating:

We are encouraged by the improvement in our operating income, led by a return to profitability in our company-operated shops and growing royalties from our North American franchised business as a result of higher retail sales . . .

We are also encouraged by the growing interest in co-branding by many of our leading franchises, who are embracing the co-branded model . . .

We will continue to execute on our growth strategies, building shop traffic and retail sales by promoting value-added oil changes and with training programs to enhance the execution of in-shop operations . . .We currently expect comparable shop retail sales gains of between two percent and three percent in U.S. Midas shops in each of the next two quarters . . .

27. In an August 11, 2011 press release, defendant Feldman noted that the Company was undervalued in light of the Company’s assets and prospects for future growth. As Feldman stated: “As we announced in our second quarter earnings release on Aug. 4, the company continues to make solid progress in increasing sales at franchised and company-operated shops, in co-branding of Midas and SpeeDee locations and in improving profitability. Despite the company’s improving performance, the board feels that the current market valuation of Midas does not reflect the underlying value of its assets and prospects for future growth.”

28. On October 27, 2011, the Company issued a press release announcing its financial results for its third quarter of 2011, which ended October 1, 2011. The Company reported net earnings of $1.4 million and diluted earnings per share of $0.10. For the first nine months of 2011, net earnings were $4.4 million and diluted earnings per share were $0.32. “We continued to make solid progress during the quarter in executing our growth strategies, including co-branding our shops, reducing our inventory of company-operated shops and attracting new high quality franchisees,” said defendant Feldman in the press release. “We are especially encouraged by improving trends in retail sales and operating income, and have now delivered eight consecutive quarters of positive comparable shops sales at U.S. Midas shops. Midas shops continue to drive traffic with value-priced oil changes, which, in turn, has led to growing customer awareness about the breadth of our auto repair and maintenance services.”

29. On March 1, 2012, the Company issued a press release announcing its financial results for the 2011 fiscal year, which ended December 31, 2011. For its fiscal year 2011, net earnings were $4.0 million and diluted earnings per share were $0.28. In the press release, defendant Feldman stated that “[t]he positive trends we have been seeing in retail sales continued throughout 2011, marking nine consecutive quarters of positive comparable shop sales in U.S. Midas shops.” Defendant Feldman was further quoted as stating “[w]e continue to execute on our growth strategy of building retail sales at existing shops through value-priced oil changes and by co-branding, of transitioning under-performing shops and available closed shops through refranchising and through improving profitability at company-operated shops . . . We are optimistic that the positive trends in retail sales will continue in 2012, while remaining aware of the potential negative effect of higher fuel prices on driving patterns and consumer spending.”

30. Despite its recent strong performance and positioning for growth, in a press release dated March 13, 2012, the Company announced that it had entered into a merger agreement with TBC pursuant to which TBS, through Merger Sub, will commence a tender offer to acquire all of the outstanding shares of Midas for $11.50 per share in cash.

31. Given the Company’s recent strong performance and its positioning for growth, the Proposed Transaction consideration is inadequate and undervalues the Company.

32. TBS is seeking to acquire the Company at the most opportune time, at a time when the Company’s stock price is trading at a discount to its intrinsic value.

33. In addition, the Proposed Transaction consideration fails to adequately compensate Midas’s shareholder for the significant synergies created by the merger. The Proposed Transaction is a strategic merger for TBC. As Defendant Feldrnan stated in an Employee Meeting on March 13, 2012 “[TBC] [w]ant[s] to invest and, you know, they’re a subsidiary of Sumitomo Corporation – a $48 billion business in Japan. And, you know, they want to invest and grow in the United States and Canada. So this is a very important strategic acquisition for them to allow them to continue to expand their business,” Later in the meeting, when someone mentioned that TBC has been a supplier of tires for Midas shops, Defendant Feldman stated “[w]ell I would assume they bought us because they’re sure hoping they’re going to be a supplier of tires to us. And look at the tire business as a tremendous opportunity inside the Midas system. . . . That’s part of why this was so strategically compelling for them, right. To be able to have access to the 1700 shops in North America and they’re interested in international expansion as well. I mean they look at, you know, that the Midas footprint is in other countries and want to continue to grow.” Despite the significant synergies inherent in the transaction for TBC, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to TBC.

34. The Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal interests through the Proposed Transaction at the expense of Midas’s public shareholders. For example, Midas directors and executive officers hold unvested stock options and restricted shares of Midas stock. Pursuant to the terms of the Merger Agreement, stock options, whether vested or unvested, will be cancelled and converted into the right to receive the difference between the per share merger price and the exercise price per share of the option. Each restricted share will vest in full, and holders will receive the per share merger consideration of $11.50 per share. Thus, the directors and executive officers stand to gain from the Proposed Transaction.

35. In addition, as part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

36. Section 6.2 of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by TBC. Section 6.2(a) demands that the Company terminate any and all prior or on-going discussions with other potential acquirors.

37. The Merger Agreement also provides that a termination fee of $5.59 million must be paid to TBC by Midas if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

38. TBC is also the beneficiary of a “Top-Up” provision that ensures that TBC gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if TBC receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event TBC fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants TBC an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

39. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

40. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

41. Plaintiff repeats and incorporates paragraphs 1 through 40 as if set forth in full herein as paragraph 41 of Count I.

42. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Midas and have acted to put their personal interests ahead of the interests of Midas shareholders.

43. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Midas’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

44. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of Midas because, among other reasons:

(a) they failed to take steps to maximize the value of Midas to its public shareholders and took steps to avoid competitive bidding;

(b) they failed to properly value Midas; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

45. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Midas’s assets and will be prevented from benefiting from a value-maximizing transaction.

46. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

47. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against Midas, TBC, and Merger Sub)

48. Plaintiff repeats and incorporates paragraphs 1 through 47 as if set forth in full herein as paragraph 48 of Count II.

49. As alleged in more detail above, Defendants Midas, TBC, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

50. As a result, Plaintiff and the Class members are being harmed.

51. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiffs attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

March 19, 2012

Respectfully submitted,

Belongia, Shapiro & Franklin, LLP

By:	/s/
Mark D. Belongia, Esq.
Harry O. Channon, Esq.
20 S. Clark Street, Suite 300
Chicago, Illinois 60603
Tel: (312) 662.1030
Fax: (312) 662.1040
Attorney No.: 205680

LEVI & KORSINSKY, LLP
Shannon L. Hopkins, Esq.
Allen Schwartz, Esq. 30 Broad Street, 24th Floor
New York, New York 10004
Tel: (212) 363-7500
Fax: (212) 363-7171

Attorneys for Plaintiff